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                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

REPAP ENTERPRISES INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

76026M309
(CUSIP Number)

Michael Katz, Esq., 2 American Lane, Greenwich, Connecticut
06836-2571; Tel. (203) 862-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 30, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the
statement.   (A fee is not required only if the reporting
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the Following Pages)
Page 1 of 16 Pages
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Silverton International Fund Limited

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS*
            00

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7       SOLE VOTING POWER
            158,593,728

8       SHARED VOTING POWER
            0

9       SOLE DISPOSITIVE POWER
            158,593,728

10      SHARED DISPOSITIVE POWER
            0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
            158,593,728

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            21.4%

14      TYPE OF REPORTING PERSON*
            CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Paloma Partners L.L.C.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS*
            00

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7       SOLE VOTING POWER
            53,191,273

8       SHARED VOTING POWER
            0

9       SOLE DISPOSITIVE POWER
            53,191,273

10      SHARED DISPOSITIVE POWER
            0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
            53,191,273

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.2%

14      TYPE OF REPORTING PERSON*
            OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Paloma Advisers Limited (USA)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS*
            OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7       SOLE VOTING POWER
            158,593,728

8       SHARED VOTING POWER
            0

9       SOLE DISPOSITIVE POWER
            158,593,728

10      SHARED DISPOSITIVE POWER
            0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
            158,593,728

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            21.4%

14      TYPE OF REPORTING PERSON*
            CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            S. Donald Sussman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS*
            OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7       SOLE VOTING POWER
            211,785,001

8       SHARED VOTING POWER
            0

9       SOLE DISPOSITIVE POWER
            211,785,001

10      SHARED DISPOSITIVE POWER
            0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
            211,785,001

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            28.6%

14      TYPE OF REPORTING PERSON*
            IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Robert B. Poile

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS*
            OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7       SOLE VOTING POWER
            211,785,001

8       SHARED VOTING POWER
            0

9       SOLE DISPOSITIVE POWER
            211,785,001

10      SHARED DISPOSITIVE POWER
            0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
            211,785,001

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            28.6%

14      TYPE OF REPORTING PERSON*
            IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

ITEM 1.  Security and Issuer

        This statement relates to the Common Stock, no par value (the "Shares"), of Repap Enterprises Inc., a Canadian corporation (the "Company"), whose principal executive offices are at 1250 Rene-Levesque Boulevard West, Suite 3800,
Montreal, Quebec, H3B 4W8.

ITEM 2. Identity and Background

        (a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:
Silverton International Fund Limited, a Bermuda corporation ("Silverton"), Paloma Partners L.L.C., a Delaware limited liability company ("Paloma Partners"), Paloma Advisers Limited
(USA), a Delaware corporation ("Paloma Advisers"), S. Donald Sussman and Robert B. Poile. Information with respect to each of the Reporting Persons (and with respect to Silverton, Paloma Partners, and Paloma Advisers, each applicable person enumerated in Instruction C of Schedule 13D) is set forth below:

    (i)  Silverton

      (A) Silverton is a Bermuda corporation. Its principal business is that of a private investment company engaged in the purchase and sale of securities for its own account. The address of Silverton's principal business and office is 129
    Front Street, Hamilton HM 12 Bermuda.

      (B)   (I)  The names, addresses, titles,
    principal occupations and citizenships of
    Silverton's directors and executive officers are set forth below:

           (1)

     Name and
Address
(2)

Title
(3)

Principal
Occupation
(4)

Citiz
enshi
p
Nitin Aggarwal
c/o Leeds
Management Services
Ltd.
129 Front Street
Hamilton  HM12
Bermuda
Presid
ent
and
Direct
or
President,
director
and
shareholde
r of Leeds
Management
Services
Ltd., the
administra
tor of
Silverton,
address
same as
(1)
Briti
sh
Maxwell L.H. Quin
Bermuda Commercial
Bank Building
44 Church Street
Hamilton HM12
Bermuda
Vice
Presid
ent
and
Direct
or
Attorney,
MLH Quin &
Co.,
address
same as
(1)
Briti
sh
Murray Frame
Canoil Energy
Corporation
950, 333 Fifth Ave.
S.W.
Calgary, Alta  T2P
3B6
Canada
Vice
Presid
ent
and
Direct
or
President
of Canoil
Energy
Corporatio
n, address
same as
(1)
Canad
ian
William J. Anderson
c/o Leeds
Management Services
Ltd.
129 Front Street
Hamilton HM12
Bermuda
Vice
Presid
ent
and
Direct
or
President
of
Silverton
Management
Company
Limited,
an advisor
to
Silverton,
address
same as
(1)
Canad
ian
S. Donald Sussman
Two American Lane
Greenwich,
Connecticut  06836-
2571
Direct
or
See item
(v) below
for
descriptio
n
Unite
d
State
s

        (II)  The controlling shareholder of
    Silverton is Hedge Fund Management Limited
    ("Fund Management"), a Bermuda
    corporation.  The names, addresses,
    principal occupation and citizenships of the executive officers, directors and principal shareholders of Fund Management are set forth below:

              (1)

     Name and
Address
(2)

Title

(3)

Principal
Occupation
(4)

Citiz
enshi
p
Maxwell L.H. Quin
See item B(I)
above
Preside
nt
and
Directo
r
See Item
B(I) above
See
B(I)
above
Garth Lorimer-
Turner
Bermuda
Commercial Bank
Building
44 Church Street
Hamilton, Bermuda
Vice
Preside
nt
and
Directo
r
Attorney,
MLH Quin &
Co.  Same
address as
(1)
Briti
sh
David Lees
Erlwood Road
Torquay, England
TQ1 2PZ
Princip
al
Shareho
lder
Solicitor,
Boyce
Hatton
Solicitors.
Same
address as
(1)
Briti
sh
Mordehai Heiblum
Meonot Shine
No, 2 Rehovot,
Israel 76100
Princip
al
Shareho
lder
Professor
of Physics
at the
Weizmann
Institute
of Science.
Same
address as
(1)
Israe
li
    (ii)  Paloma Partners

      (A)   Paloma Partners is a Delaware limited
    liability company, which beneficially owns its shares through its subsidiary River Road (Canada)
    L.L.C., a Delaware limited liability company
    ("RRC"). The principal business of Paloma Partners is that of a private investment company engaged in the purchase and sale of securities for its own account. The address of Paloma Partners' principal business and office is 2 American Lane, Greenwich, Connecticut 06836-2571.

      (B) The managing member of Paloma Partners is Paloma Partners Company LLC, a Delaware limited liability company ("PPC"); the managing members of PPC are S. Donald Sussman and Sundown Corp., a
    Delaware corporation ("Sundown"), of which Mr.
    Sussman is the sole stockholder and director. The principal business of PPC is acting as managing member of Paloma Partners, and the principal business of Sundown is acting as managing member of PPC. The address of the principal business and principal office of PPC and Sundown is the same as that for Paloma Partners, set forth in item (ii)(A) above. For information on Mr. Sussman, see item
    (v) below.

    (iii)  Paloma Advisers Limited (USA)

      (A)   Paloma Advisers is a Delaware corporation.
    The principal business of Paloma Advisers is acting as trading advisor for Silverton. The address of Paloma Advisers' principal business and office is 2
    American Lane, Greenwich, Connecticut  06836-2571.

      (B)   The president, sole director and sole
    stockholder of Paloma Advisers is S. Donald
    Sussman.  For information on Mr. Sussman see item
    (v) below.

    (iv)  Robert B. Poile

      Robert Poile's principal employment is as an investment manager and portfolio manager for Silverton, Paloma Partners and other persons. His business address is: Paloma Partners Management
    Company, 2 American Lane, Greenwich, Connecticut
    06836-2571.  Mr. Poile is a Canadian citizen.

    (v)  S. Donald Sussman

      S. Donald Sussman's principal occupation is as managing member of PPC and the President of Paloma
    Advisers.  His business address is:  2 American
    Lane, Greenwich, Connecticut  06836-2571.  Mr.
    Sussman is a United States citizen.

    (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. Source and Amount of funds or Other Consideration

    (a) Silverton acquired 158,591,964 Shares through its receipt from the Company of Shares at US$.21 per Share in satisfaction of amounts due on US$36,873,000 principal amount of the Company's 8.5% Convertible Debentures due August 1, 1997 (the "8.5% Convertible Debentures) which were held by Silverton as of August 1, 1997. The amount of funds used to purchase the 8.5% Convertible Debentures was US$34,091,095. Silverton also acquired CDN$30,000 principal amount of the Company's 9% Convertible Debentures due June 30, 1998 (the "9% Convertible Debentures"). The amount of funds used to purchase the 9% Convertible Debentures was US$13,208. The amounts used to acquire the 8.5% Convertible Debentures and the 9% Convertible Debentures were furnished from Silverton's investment capital.

    (b) Paloma Partners acquired 36,109,523 Shares through its receipt from the Company of Shares at US$.21 per Share in satisfaction of amounts due on US$7,583,000 principal amount of the 8.5% Convertible Debentures which were held by Paloma Partners as of August 1, 1997. The amount of funds used to purchase the 8.5% Convertible Debentures was US$5,217,037. Paloma Partners also acquired 16,993,750 Shares through purchases and the amount of funds used for such purchases was US$2,396,119. Paloma Partners also acquired CDN$1,496,000 principal amount of the Company's 9% Convertible Debentures due June 30, 1998 (the "9% Convertible Debentures"). The amount of funds used to purchase the 9% Convertible Debentures was US$671,030. The amounts used to acquire the 8.5% Convertible Debentures, the Shares and the 9% Convertible Debentures were furnished from the Paloma Partners' investment capital.

ITEM 4. Purpose of the Transaction

    (a) The purpose of the acquisition of the Shares by the Reporting Persons is for investment. The Reporting Person may make further purchases of Shares or other securities of the Company from time to time and may dispose of any or all Shares or other securities of the Company held by them at any time.

    (b) The Reporting Persons intend to present a proposal to the Board of Directors of the Company (the "Board") to reconstitute the Board. It is anticipated that such proposal will involve: (i) reducing the size of the existing Board;
(ii) replacing certain existing directors; and (iii) seeking Board representation for nominees of the Reporting Persons. It is anticipated that such proposal will also involve replacing certain members of senior management.

    (c) The Reporting Persons do not currently have any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D, but may at any time in the future revise, review or reconsider their position with respect to such matters.

ITEM 5. Interest in Securities of the Issuer

      (a)   (i)   Silverton is the beneficial owner of
158,593,728 Shares, constituting approximately 21.4% of the outstanding Shares, consisting of: (A) 158,591,964 actual outstanding Shares and (B) 1,764 Shares (58.824 Shares per CDN$1,000 principal amount) issuable upon conversion of CDN$30,000 principal amount of 9% Convertible Debentures. The persons named with respect to Silverton in Item 2(i)(B) do not own any Shares directly, but by virtue of rule 13d-3 of the Exchange Act of 1934 as amended (the "Act"), may be deemed to own beneficially all of the Shares beneficially owned by Silverton.

       (ii) Paloma Partners is the beneficial owner of 53,191,273 Shares, constituting approximately 7.2% of the outstanding Shares, consisting of: (A) 53,103,273 actual outstanding Shares and (B) 88,000 Shares (58.824 Shares per CDN$1,000 principal amount) issuable upon conversion of CDN$ 1,496,000 principal amount of 9% Convertible Debentures. PPC, Sundown, and Sussman do not own Shares directly, but by virtue of Exchange Act Rule 13d-3, may be deemed to own beneficially all of Shares beneficially owned by Paloma Partners.

      (iii) Paloma Advisers does not own Shares directly but by virtue of Exchange Act Rule 13d-3, may be deemed to own beneficially all of the Shares beneficially owned by Silverton.

       (iv) and (v) Messrs. Sussman and Poile do not own
Shares directly but by virtue of Exchange Act Rule 13d-3 may be deemed to own beneficially all of the Shares beneficially owned by the other Reporting Persons.

      (b) Silverton has the power to vote or direct the vote of, and to dispose or direct the disposition of the Shares beneficially owned by it, which power may be exercised by the persons identified in Item 2(i)(B). Paloma Partners, through RRC, has the power to vote or direct the vote of, and to dispose or direct the disposition of the Shares beneficially owned by it, which power may be exercised by its managing member, PPC, acting through its managing members, Sundown and Mr. Sussman. Paloma Advisers, through its status as trading adviser of Silverton, may be deemed to have the power to direct the vote and to direct the disposition of all of the Shares owned by Silverton. Mr. Poile by virtue of his status as an investment manager for the Reporting Persons may be deemed to have to power to dispose or direct the disposition of and to vote or direct the vote of the Shares beneficially owned by the Reporting Persons. Mr. Sussman, as the controlling person of the trading advisor of Silverton and managing member of Paloma Partners, may be deemed to have the power to direct the disposition and to direct the vote of the Shares owned by the Reporting Persons.

      (c) Set forth below are the trading dates, the principal amounts of 8.5% Convertible Debentures, 9% Convertible Debentures and the number of Shares purchased and sold and trading prices for all transactions by Silverton and Paloma Partners in the 8.5% Convertible Debentures, the 9% Convertible Debentures and the Shares during the past 60 days. All of such transactions were open market transactions. Open market transaction in the Shares were effected on the Toronto Stock Exchange. Open market transactions in the 8.5% Convertible Debentures and the 9% Convertible Debentures were effected in the Canadian over-the-counter market. No other transactions were effected by any other Reporting Persons during such period.

Silverton Transaction in 8.5% Convertible Debentures



Trade Date
Principal Amount
of Debentures
Purchased/(Sold)
(US$)
Trade
Price (US$)
7/15/97$456,000      65.0007/30/97$(3,570,000)

66.630Silverton Transactions in 9% Convertible Debentures

Trade Date
Principal Amount
Of Debentures
Purchased (CDN$)
Trade
Price (CDN$)
7/28/97$30,00061.000Silverton Transactions in Shares
Trade Date
Number of Shares
Purchased/(Sold)
Trade Price
(CDN$)*
7/15/97(1,519,200).3397/25/97(2,000,000).2207/28/97

(1,330,000).2787/28/97(239,000).1787/28/97(5,691,500)

.3117/28/97(5,632,500).217

On August 1, 1997, Silverton received 158,591,964 Shares from the Company in satisfaction of the Company's obligation under the 8.5% Convertible Debentures.

Paloma Partners Transactions in 8.5% Convertible Debentures

Trade Date
Principal Amount
Of Debentures
Purchased (US$)
Trade
Price (US$)
7/15/97$456,00065.0007/28/97
$175,000
61.0007/28/97$425,00065.0007/29/97$1,000,000
60.250
7/30/97$500,00062.0007/30/97$400,00064.0007/30/97
$875,000
63.2507/30/97$(2,972,000)66.630
Paloma Partners Transactions in 9% Convertible Debentures

Trade Date
Principal Amount
Of Debentures
Purchased (CDN$)

Trade
Price (CDN$)*
7/16/97$89,00046.2697/28/97$657,00059.600
7/30/97
$750,00066.000Paloma Partners Transactions in Shares
Trade Date
Number of Shares
Purchased/(Sold)
Trade Price
(CDN$)*
7/15/97(1,519,300).3397/23/97(1,748,500).
7/24/97(1,419,000).1897/28/97(600,000).2337/28/97
(2,000,000)
.2177/28/97(75,000).2207/28/97(3,798,500)
 .220
7/29/97(2,985,200).2007/30/9739,139,250.193
On August 1, 1997, Paloma Partners received 36,109,523
Shares from the Company in satisfaction of the Company's
obligations under the 8.5% Convertible Debentures.
*
The exchange rate as of August 1, 1997 was $1.00
      (U.S.) to $1.3809 (CDN).(d)No person other than the persons previously referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or proceeds of the sale of Shares.

      (e)   Not applicable.


ITEM 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer

      Except for the Agreement described in Item 7 below, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company.


ITEM 7.  Materials to be Filed as Exhibits

      Exhibits A - Joint Filing Agreement.


      [ rest of page left intentionally blank ]

                      SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:_______________, 1997

      SILVERTON INTERNATIONAL FUND LIMITED


      By:



      PALOMA PARTNERS L.L.C.

      By:   Paloma Partners Company L.L.C.
            Managing Member

            By:   Sundown Corp., Managing Member



            By:
                Authorized Signatory



      PALOMA ADVISERS LIMITED (USA)


      By:
                Authorized Signatory



                  S. Donald Sussman



                   Robert B. Poile

                      EXHIBIT A

 JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)


      The undersigned acknowledge and agree that the
Schedule 13D on behalf of the undersigned and that all subsequent amendments to Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


      [ rest of page intentionally left blank ]

Dated:August __, 1997


      SILVERTON INTERNATIONAL FUND LIMITED


      By:


      PALOMA PARTNERS L.L.C.

      By:   Paloma Partners Company L.L.C.
            Managing Member

            By:   Sundown Corp., Managing Member



                  By:
                Authorized Signatory



      PALOMA ADVISERS LIMITED (USA)


      By:
                Authorized Signatory



                  S. Donald Sussman



                   Robert B. Poile